UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period July 22-24, 2002

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _x_

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

Exhibit No.	Description	Page No.
1.	News Release dated July 22, 2002	1-5
2.	News Release dated July 24, 2002	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 2 August 2002

By: [signature]

John Comrie
Secretary

ipsco

News Release

For Release July 22, 2002, 6am EDST

IPSCO RETURNS TO PROFITABILITY

PLEASE NOTE THAT IPSCO RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois], [July 22, 2002] – IPSCO Inc. (NYSE/TSX:IPS) announced today that its second quarter net income attributable to common shareholders was $1.2 million or 3 cents per share compared to a loss of $3.4 million or 8 cents per share in the prior quarter. The improvement in earnings over the first quarter was driven by manufacturing cost decreases and slightly higher selling prices with record sales, record shipments, and record production levels. Performance was led by improved pricing and market penetration from newer facilities in the U.S. partially offset by seasonal sales declines of energy-related products in Canada.

Sales for the quarter were a record $287.6 million, up $68.0 million or 31 percent over the same period last year and up 6 percent over the previous quarter. Year-to-date sales of $558.7 million were up $106.6 million or 24 percent on the strength of a 33 percent increase in tons shipped. "The discrepancy between the dollar sales increase and the tons shipped increase reflects the fact that first half composite selling prices were still below 2001 levels and also reflects a change in product mix," stated David Sutherland, IPSCO's President and Chief Executive Officer.

Record shipments of 810,900 tons were up 38 percent compared to the same quarter last year and were up 8 percent over the prior quarter. "Sales of steel mill products increased due to both inventory replenishment activity in the distribution channels and increased market penetration," stated Sutherland. "It was also encouraging that the Mobile Steelworks met 40 percent of IPSCO's coil and plate customer demand. The increased sales of steel mill products were offset somewhat by a seasonal drop in demand for oil country tubular goods (OCTG) and a slow large diameter tubular business. The normal effect of the spring breakup on OCTG sales was prolonged this year by unusual weather conditions and in addition, the drop in 2002 drilling activity approached 30 percent compared to last year," Sutherland added. Overall energy tubular shipments decreased by 20 percent from the same period in the prior year and by 22 percent from the prior quarter. Large diameter pipe shipments were also down from last year and from the prior quarter.

Production of IPSCO's wider hot rolled coil and plate increased to 749,800 tons, up 33 percent over the same period last year and up 10 percent over the prior quarter. The Mobile Steelworks produced 229,100 tons of finished plate and coil, a 30 percent increase over the previous quarter, continuing to exceed its targeted ramp up rates for 2002. The Regina and Montpelier steelworks both operated at or near capacity.

"IPSCO has continued to successfully penetrate markets for steel products this past quarter which has allowed for the absorption of new plant capacity. The overall outlook suggests the continuation of improvements achieved to date and the potential to gain additional revenue through further market penetration. Management remains focused on economic improvements over those areas where they exercise the most control: manufacturing productivity and working capital management. Major capital investments are behind us and we were pleased to generate earnings and strong operating cash flows in the second quarter, traditionally a seasonal low for IPSCO. We are committed to increasing economic value and cash flow for our shareholders," said Sutherland.

"It is anticipated that the sources of market strength that allowed record sales of flat rolled product in the second quarter will ultimately align more closely to end-user steel demand. The major risk to this outlook is an uncertain economic recovery," concluded Sutherland.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

- more -

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors including potential markets and demand for the materials produced, levels of potential imports, production levels, market forces, domestic pricing of steel products, trade laws, pricing of energy and raw material inputs, and outcome of trade and safeguard cases. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those in IPSCO's Annual Report for 2001, its MD&A and Form 40-F.

Company Contact:
Bob Ratliff
Vice President and Chief Financial Officer
IPSCO
Tel. (630) 810-4769

Release #02-23

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CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands of United States Dollars except for share, per share, ton and per ton data - unaudited)

	For the Three Months Ended			For the Six Months Ended	
	June 30 2002	June 30 2001	March 31 2002	June 30 2002	June 30 2001
Coil and Plate Tons Produced (thousands)	749.8	563.1	679.8	1,429.6	1,028.7
Finished Tons Shipped (thousands)	810.9	587.7	749.5	1,560.4	1,171.3
Sales	$ 287,585	$ 219,623	$ 271,133	$ 558,718	$ 452,145
Cost of sales					
Manufacturing and raw material	249,089	186,994	238,179	487,268	386,103
Amortization of capital assets	13,316	8,835	12,163	25,479	16,758
	262,405	195,829	250,342	512,747	402,861
Gross income	25,180	23,794	20,791	45,971	49,284
Selling, research and administration	13,774	13,918	14,629	28,403	26,709
Operating income (loss)	11,406	9,876	6,162	17,568	22,575
Other expenses					
Litigation settlement	-	(39,000)	-	-	(39,000)
Interest on long-term debt	5,898	77	6,345	12,243	154
Other interest (income) expense, net	(86)	(335)	311	225	(746)
Foreign exchange loss (gain)	(798)	(187)	355	(443)	(507)
Income (Loss) Before Income Taxes	6,392	49,321	(849)	5,543	62,674
Income Tax Expense (Benefit)	2,303	17,754	(304)	1,999	22,562
Net Income (Loss)	4,089	31,567	(545)	3,544	40,112
Dividends on Preferred Shares	1,414	1,425	1,384	2,798	2,873
Interest on Subordinated Notes	1,443	1,443	1,443	2,886	2,886
Net Income (Loss) Attributable to Common Shareholders	$ 1,232	$ 28,699	$ (3,372)	$ (2,140)	$ 34,353
Earnings (Loss) Per Common Share - Basic	$ 0.03	$ 0.70	$ (0.08)	$ (0.05)	$ 0.84
- Diluted	$ 0.03	$ 0.57	$ (0.08)	$ (0.05)	$ 0.73
Number of Common Shares Outstanding (thousands)	47,533	40,841	47,503	47,533	40,841
Annualized Return on Common Shareholders' Equity	1%	15%	-2%	-1%	9%
Operating Income (Loss) Per Ton	$ 14	$ 17	$ 8	$ 11	$ 20

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(thousands of United States Dollars - unaudited)

	For the Three Months Ended			For the Six Months Ended	
	June 30 2002	June 30 2001	March 31 2002	June 30 2002	June 30 2001
Retained Earnings at Beginning of Period	$ 486,911	$ 477,927	$ 491,777	$ 491,777	$ 475,551
Net Income (Loss)	4,089	31,567	(545)	3,544	40,112
Dividends on Preferred Shares, including part VI.I tax	(1,414)	(1,425)	(1,384)	(2,798)	(2,873)
Interest on Subordinated Notes, net of income tax	(1,443)	(1,443)	(1,443)	(2,886)	(2,886)
Dividends on Common Shares	(1,554)	(3,348)	(1,494)	(3,048)	(6,626)
Retained Earnings at End of Period	$ 486,589	$ 503,278	$ 486,911	$ 486,589	$ 503,278

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. The consolidated interim financial statements are unaudited and are based on Canadian generally accepted accounting principles and practices consistent with those used in the preparation of the annual financial statements.

2. Certain prior period amounts have been reclassified to conform with the current presentation.

3. The company settled litigation with the turnkey contractors of the Montpelier Steelworks during the three month period ended June 30, 2001. As a result of the $49 million settlement, the company recorded income of approximately $39 million representing claims for lost business and reimbursement of legal costs and approximately $10 million was recorded to cover the cost of capital asset improvements. The effect of the settlement on basic earnings per common share was an increase of $0.61 in each of the three and six month periods ended June 30, 2001.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States Dollars - unaudited)

	For the Three Months Ended			For the Six Months Ended	
	June 30 2002	June 30 2001	March 31 2002	June 30 2002	June 30 2001
Cash Derived From (Applied To)					
Operating Activities					
Working capital provided by operations	$ 22,302	$ 46,570	$ 18,537	$ 40,839	$ 58,173
Change in non-cash operating working capital	(810)	(5,503)	(3,837)	(4,647)	(7,076)
	21,492	41,067	14,700	36,192	51,097
Financing Activities					
Common share dividends	(1,554)	(3,348)	(1,494)	(3,048)	(6,626)
Issue of common shares (net of issue costs)	-	-	90,670	90,670	-
Common shares issued pursuant to share option plan	339	359	1,490	1,829	359
Preferred share dividends	(1,331)	(1,340)	(1,294)	(2,625)	(2,701)
Subordinated notes interest	-	-	(4,250)	(4,250)	(4,250)
Proceeds from sale-leaseback of capital assets	-	10,000	-	-	10,000
Issue of long-term debt	25,000	37,000	10,000	35,000	57,000
Repayment of long-term debt	(45,000)	(60,000)	(60,000)	(105,000)	(60,000)
	(22,546)	(17,329)	35,122	12,576	(6,218)
Investing Activities					
Expenditures for capital assets	(5,378)	(43,394)	(18,171)	(23,549)	(78,846)
Investment	-	-	(1,706)	(1,706)	(1,993)
	(5,378)	(43,394)	(19,877)	(25,255)	(80,839)
Effect of exchange rate changes on cash and cash equivalents	(113)	2,563	85	(28)	(1,722)
Increase (Decrease) in Cash and Cash Equivalents less Bank Indebtedness	(6,545)	(17,093)	30,030	23,485	(37,682)
Cash and Cash Equivalents less Bank Indebtedness at Beginning of Period	32,522	(2,438)	2,492	2,492	18,151
Cash and Cash Equivalents less Bank Indebtedness at End of Period	$ 25,977	$ (19,531)	$ 32,522	$ 25,977	$ (19,531)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(thousands of United States Dollars)

	June 30 2002 (unaudited)	June 30 2001 (unaudited)	December 31 2001
Current Assets			
Cash and cash equivalents	$ 25,977	$ 15,469	$ 37,492
Accounts receivable less allowance	166,997	176,971	116,708
Inventories	209,830	230,737	239,394
Other	2,123	3,666	2,031
Income taxes allocated to future years	47,834	43,612	44,490
	452,761	470,455	440,115
Non-Current Assets			
Capital and other	1,161,461	1,123,379	1,165,829
Income taxes allocated to future years	83,267	79,573	126,123
	1,244,728	1,202,952	1,291,952
Total Assets	$ 1,697,489	$ 1,673,407	$ 1,732,067
Current Liabilities			
Bank indebtedness	$ -	$ 35,000	$ 35,000
Accounts payable and accrued charges	160,144	145,797	158,607
Income and other taxes payable	-	-	2,111
Current portion of long-term debt	35,386	21,100	21,100
	195,530	201,897	216,818
Long-Term Liabilities			
Long-term debt	305,575	340,143	386,809
Deferred pension liability	-	2,888	234
Income taxes allocated to future years	114,462	120,485	142,668
	420,037	463,516	529,711
Shareholders' Equity			
Preferred shares	98,567	98,570	98,545
Common shares	348,662	256,131	256,163
Subordinated notes	104,250	104,250	104,250
Retained earnings	486,589	503,278	491,777
Cumulative translation adjustment	43,854	45,765	34,803
	1,081,922	1,007,994	985,538
Total Liabilities and Shareholders' Equity	$ 1,697,489	$ 1,673,407	$ 1,732,067
Ratio of Current Assets to Current Liabilities	2.3 : 1	2.3 : 1	2.0 : 1

IPSCO

News Release

For Immediate Release

IPSCO Announces Cash Dividends

[Regina, Saskatchewan] 24 July 2002 -- IPSCO Inc. (NYSE/TSX: IPS) announced today a cash dividend on its common shares of $0.05 (Canadian) per share payable 30 September 2002 to shareholders of record as at 10 September 2002. The Company also announced a cash dividend of $0.34375 (Canadian) per Cumulative Redeemable First Preferred Share, Series 1 payable 15 November, 2002 to shareholders of record as at 31 October 2002.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
IPSCO
Tel. (630) 810-4790
Release #02-24

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